SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Oak Securities incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3339 N. Highland Avenue
(No. and Street)

Jackson	Tennessee	38305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Allen, III (731) 668-3825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold, PLLC
(Name – *if individual, state last, first, middle name*)

1148-A South Main Street	Milan	Tennessee	38358
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its p

12014081

KW 3/27

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 4/3

OATH OR AFFIRMATION

I, George T. Allen, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Oak Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ANN HOPKINS NOTARY PUBLIC AT LARGE MADISON COUNTY, TN

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER OAK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants

SILVER OAK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

SILVER OAK SECURITIES, INC.
TABLE OF CONTENTS

FINANCIAL SECTION

ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

www.atacpa.net

1148 South Main Street, Ste. A
Milan, TN 38358

Telephone: (731) 686-8371
Fax: (731) 686-8378

Members of

American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

Independent Auditor's Report

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

We have audited the accompanying statements of financial condition of Silver Oak Securities, Inc. (Company) as of December 31, 2011 and 2010, and the related statements of income, stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by managements, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by regulations under rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 18, 2012

Dyersburg, TN
Henderson, TN
Jackson, TN
Martin, TN
McKenzie, TN
Milan, TN
Murray, KY
Paris, TN
Trenton, TN
Union City, TN

SILVER OAK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
Assets		
Current assets		
Cash and cash equivalents	$ 330,345	$ 222,825
CRD account	1,791	47
Commissions receivable	596,039	634,594
Other receivables	42,283	23,262
Security deposit held by broker	15,000	15,000
Deferred income tax asset	913	1,005
Total assets	**$ 986,371**	**$ 896,733**
Liabilities and stockholders' equity		
Current liabilities		
Commissions payable	$ 527,995	$ 559,803
Accounts payable	8,219	30,088
Accrued payroll taxes	48	48
Accrued income taxes	38,300	29,987
Total liabilities	574,562	619,926
Stockholders' equity		
Common stock		
Class A	55,225	55,225
Class B	172,000	172,000
Retained earnings	184,584	49,582
Total stockholders' equity	411,809	276,807
Total liabilities and stockholders' equity	**$ 986,371**	**$ 896,733**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenue		
Commissions	$ 5,824,354	$ 5,000,399
Interest	774	441
Advisory fee earned	840,232	593,805
Other income	351,453	350,725
Total revenue	7,016,813	5,945,370
Expenses		
Employee compensation and benefits	355,762	332,692
Commissions	5,068,138	4,404,901
General office	173,759	113,084
RIA advisory fees	764,310	545,612
Insurance expense	127,087	11,339
Other expenses	297,050	414,534
Total expenses	6,786,106	5,822,162
Income before income taxes	230,707	123,208
Income tax expense	95,705	50,316
Net income	**$ 135,002**	**$ 72,892**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2011 and 2010

	Common Stock-Class A		Common Stock-Class B		Retained	
	Shares	Amount	Shares	Amount	Eamings (Deficit)	Total
Balance at January 1, 2010	76,000,000	$ 55,225	15,210,000	$ 172,000	$ (23,310)	$ 203,915
Net income for the year	-	-	-	-	72,892	72,892
Balance at December 31, 2010	76,000,000	55,225	15,210,000	172,000	49,582	276,807
Net income for the year	-	-	-	-	135,002	135,002
Balance at December 31, 2011	**76,000,000**	**$ 55,225**	**15,210,000**	**$ 172,000**	**$ 184,584**	**$ 411,809**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net income	$ 135,002	$ 72,892
Adjustments to reconcile net income to net cash provided (used) by operating activities		
(Increase) decrease in receivables	17,790	(205,289)
Decrease in deferred tax asset	92	178
Increase (decrease) in accounts payable	(53,677)	206,578
Increase in accrued income taxes	8,313	13,327
Net increase (decrease) in cash	**107,520**	**87,686**
Cash and cash equivalents at beginning of the period	222,825	135,139
Cash and cash equivalents at end of the period	$ 330,345	$ 222,825
Supplemental disclosures of cash flow information:		
Cash paid (received) during the year for income taxes	$ 83,299	$ 36,812

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee area.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

C. Income Taxes

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

D. Cash Flows

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. There were no cash equivalents during the year ended December 31, 2010. At December 31, 2011, cash equivalents in the form of money market accounts totaled $175,179.

E. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Concentrations of Credit Risk

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in one financial institution located in Lexington, Tennessee. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000 as of December 31, 2010. Coverage is unlimited in non interest bearing accounts as of December 31, 2011. Cash equivalents are insured up to $250,000 as of December 31, 2011.

G. Subsequent Events

Management has evaluated subsequent events through February 18, 2012, the date which the financial statements were available to be issued.

NOTE 2 – INCOME TAXES

The net deferred taxes in the accompanying statements of financial condition include the following amounts of deferred tax assets and liabilities.

	2011	2010
Deferred tax asset		
Federal	$ 636	$ 701
State	277	304
	913	1,005
Deferred tax liability		
Federal	$ -	$ -
State	-	-
	-	-
Net deferred tax asset	$ 913	$ 1,005
Net federal tax asset	$ 636	$ 701
Net state tax asset	$ 277	$ 304

The components of income tax (benefit) expense are as follows:

	2011	2010
Current		
Federal	$ 78,448	$ 39,158
State	17,165	10,980
	95,613	50,138
Deferred		
Federal	368	481
State	(276)	(303)
	92	178
	$ 95,705	$ 50,316

The income tax provision differs from the (benefit) expense that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes and penalties paid by the company during the year.

NOTE 3 – CAPITAL STOCK

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value, with one voting right per share to be known as Class B stock. As of December 31, 2011, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 15,210,000 shares of Class B stock have been issued and remain outstanding.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011 and 2010, the Company paid commissions to related parties in the amount of $66,250 and $93,214, respectively. In addition, approximately $4,245 and $4,676, of commissions payable to these individuals was included in accrued expenses as of December 31, 2011 and 2010, respectively.

The Company paid officer salaries in the combined amount of $261,658 and $260,000 to three employees who are also shareholders of the Company during the years ended December 31, 2011 and 2010, respectively.

The Company leases office space from Hopkins Anderton Partnership. This lease is a month-to- month lease requiring monthly payments of $1,500. There were no future obligations as of December 31, 2011.

NOTE 5 – OPERATING LEASE COMMITMENTS

The Company leases certain equipment and office facilities which are classified as operating lease agreements. The Company is under the obligation of one lease which expired as of December 31, 2011. There are no future obligations as of December 31, 2011.

Lease payments in 2011 and 2010 were $19,990 and $19,990, respectively.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in the amount of $5,000.

SUPPLEMENTARY INFORMATION SECTION

SILVER OAK SECURITIES, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2011

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total stockholder's equity from balance sheet/ qualified for net capital	$ 411,809	$ -	$ 411,809
Deductions:			
Other receivables	(42,594)		(42,594)
Receivables from non-customers	(44,683)	-	(44,683)
Net capital before haircuts on securities positions	324,532	-	324,532
Haircuts on security positions	(3,804)	-	(3,804)
Net capital	$ 320,728	$ -	$ 320,728
Computation of basic net capital requirement			
Minimum net capital required	$ 38,556	$ -	$ 38,556
Minimum dollar net capital requirment	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 38,556	$ -	$ 38,556
Excess net capital	$ 282,173	$ -	$ 282,173
Excess net capital at 100%	$ 262,894	$ -	$ 262,894
Computation of aggregate indebtedness			
Total liabilities from balance sheet/ aggregate indebtedness	$ 574,562	$ -	$ 574,562
Other unrecorded amounts	$ 3,784	$ -	$ 3,784
Percentage of aggregate indebtedness to net capital	180%	-	180%

See independent auditor's report.

INTERNAL CONTROL SECTION

ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

www.atacpa.net

1148 South Main Street, Ste. A
Milan, TN 38358

Telephone: (731) 686-8371
Fax: (731) 686-8378

Members of

American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

Report on Internal Control

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

In planning and performing our audit of the financial statements of Silver Oak Securities, Inc. (Company) as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Dyersburg, TN
Henderson, TN
Jackson, TN
Martin, TN
McKenzie, TN
Milan, TN
Murray, KY
Paris, TN
Trenton, TN
Union City, TN

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, as discussed below, we identified a certain deficiency in internal control that we consider to be a significant deficiency.

SEGREGATION OF DUTIES

Condition: During our procedures to gain an understanding of internal control, we noted inadequate segregation of duties between the accounting and custody functions. With the same individual performing all accounting functions, there exists an opportunity for concealment of theft or misappropriation of assets.

Management response: Management believes the cost of correcting this deficiency would exceed the benefits derived from doing so.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this communication are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

The Company's written responses to the significant deficiency identified in our audit have not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on them.

This report is intended solely for the information and use of management, Board of Directors, others within the organization, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Milan, Tennessee
February 18, 2012

AGREED-UPON PROCEDURES SECTION

ALEXANDER THOMPSON ARNOLD PLLC
Certified Public Accountants
www.atacpa.net

1148 South Main Street, Ste. A
Milan, TN 38358

Telephone: (731) 686-8371
Fax: (731) 686-8378

Members of

American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to the Entity's SIPC Assessment Reconciliation

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Silver Oak Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Silver Oak Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Silver Oak Securities, Inc.'s management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Dyersburg, TN
Henderson, TN
Jackson, TN
Martin, TN
McKenzie, TN
Milan, TN
Murray, KY
Paris, TN
Trenton, TN
Union City, TN

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

February 18, 2012
Milan, Tennessee